

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

John R. Parker Jr., Esq.
Senior Vice President, General Counsel and Strategic Initiatives
Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

> **Re:** **International CCE Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 4, 2010**
> **File No. 333-167067**
>
> **Amendment No. 2 to Schedule 13E-3 relating to Coca-Cola Enterprises Inc.**
> **Filed August 4, 2010**
> **File No. 005-38029**

Dear Mr. Parker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Background of the Merger, page 18

1.   We note the revised disclosure in the third paragraph on page 27 regarding a cash payment to shareholders and your response to prior comment eight that "either form of payment would result in providing an equivalent amount of cash to shareowners." It appears that, to the extent cash payments are funded by the entity to be split off—instead of by TCCC—the "short- and long-term benefits" considered important by the ATC as described in the second to last paragraph on page 23 would be significantly different. Please revise or advise.

Certain Forecasts, page 46

2.   We note your response to comment 12 in our letter dated July 26, 2010, but we are unable to locate your revision. Please revise to disclose what role, if any, TCCC, its directors, officers or any other filing person played in formulating the forecasts.

Opinion of the CCE Affiliated Transaction Committee's Financial Advisor, page 47

3.   We note your response to comment 14 in our letter dated July 26, 2010. Please revise to address the reasoning behind the use of implied values as described in the third paragraph of your response.

Unaudited Pro Forma Condensed Combined Financial Information of New CCE, page 159

4.   We note your response to comment 20 of our letter dated July 26, 2010. Please confirm our understanding that you expect to terminate the New CCE non-qualified defined benefit plan at the close of the Merger as stated in your response to comment 67 of our letter dated June 22, 2010. Also tell us if the plan termination will result in a settlement, curtailment, or negative plan amendment or more than one and, if so, how you considered Rule 11-02 of Regulation S-X, as applicable, in determining whether to provide pro forma adjustments for any material effects from the plan termination.

Employment Agreements, page 200

5.   We note that New CCE intends to enter into employment agreements that will become effective upon completion of the merger. To the extent these agreements will not be signed before the registration statement is declared effective, please file the agreements in preliminary form as exhibits to the registration statement.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Gerard M. Meistrell, Esq.
        Jonathan I. Mark, Esq.
        Helene R. Banks, Esq.
        Fax: (212) 269-5420